UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         HI-RISE RECYCLING SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   428396 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               FERN S. WATTS, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 30, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

-------------------------                              -------------------------
CUSIP NO.  428396 10 5              SCHEDULE 13D           PAGE 2 OF 6 PAGES
-------------------------                              -------------------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RONALD J. MCCRACKEN
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
            NUMBER OF                7    SOLE VOTING POWER         1,890,500(1)
              SHARES
           BENEFICIALLY            ---------------------------------------------
             OWNED BY                8    SHARED VOTING POWER           5,200(2)
               EACH
            REPORTING              ---------------------------------------------
           PERSON WITH               9    SOLE DISPOSITIVE POWER    1,890,500(1)

                                   ---------------------------------------------
                                    10    SHARED DISPOSITIVE POWER      5,200(2)

                                   ---------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,895,700(1)(2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
(1) Does not include up to 609,500 shares of Common Stock issuable to the Reporting Person upon conversion of a certain Convertible Promissory Note, dated October 30, 1998 (the "Note") issued to the Reporting Person by the Issuer. See Item 3 below.

(2)    Such shares are beneficially owned by the Reporting Person's spouse.

1        SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HI-RISE RECYCLING SYSTEMS, INC., a Florida corporation (the "Issuer"). The executive offices of the Issuer are located at 8505 N.W. 74th Street, Miami, Florida 33166.

2        IDENTITY AND BACKGROUND.

         Ronald J. McCracken (the "Reporting Person") is a resident of the State of South Carolina. The Reporting Person is currently employed by the Issuer as its Executive Vice President of Business Development and Sales. The Reporting Person's principal business address is 120 Allen Street, Easely, South Carolina 29641.

         The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         The Reporting Person is a United States citizen.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 30, 1998, pursuant to the terms of an Agreement and Plan of Merger, dated as of October 9, 1998 (the "Agreement and Plan of Merger"), by and among the Issuer, BPI Acquisition Corp., a newly formed South Carolina corporation wholly owned by the Issuer ("Merger Sub"), Bes-Pac, Inc., a South Carolina corporation wholly owned by the Reporting Person ("Bes-Pac"), and the Reporting Person, Bes-Pac was merged with and into Merger Sub (the "Merger"). Upon consummation of the Merger, which occurred on October 30, 1998, the issued and outstanding shares of the common stock of Bes-Pac, all of which were owned by the Reporting Person, were converted into the right to receive an aggregate of (i) $3,000,000 in cash, (ii) 1,890,500 shares (the "Shares") of Hi-Rise Common Stock, (iii) a Convertible Promissory Note (the "Note") of the Issuer in the principal amount of $1,219,000, and
         (iv) the contingent right to receive additional cash and additional shares of Hi-Rise Common Stock (collectively, the "Merger Consideration"). The Registrant funded the cash portion of the Merger Consideration through borrowings available under the Company's new revolving and term credit facilities of up to $40.0 million from General Electric Capital Corporation and other participating lenders. At such time as the Merger is approved and/or ratified by the Company's shareholders, the entire principal amount of the Note automatically converts into a number of shares of Hi-Rise Common Stock determined by dividing the outstanding principal amount of the Note by $2.00, subject to adjustment under certain circumstances. By virtue of the consummation of the Merger, the Reporting Person became the beneficial holder of the Shares.

4        PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares in connection with the above-described Merger and not with the view to, or for resale in connection with, any distribution thereof. The Shares acquired by the Reporting Person in connection with the Merger have not been registered under the Securities Act of 1933, as amended.

         The Reporting Person presently considers the Shares an attractive investment and has no present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Person will continue to review his investment in the Shares on an ongoing basis. Such continuing review may result in the Reporting Person selling all or a portion of his holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Person undertakes will be dependent upon, among other things, the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and Board of Directors of the Issuer; and other future developments.

         Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5        INTEREST IN SECURITIES OF ISSUER.

         As of the close of business on November 5, 1998, the Reporting Person directly and indirectly owned an aggregate of 1,895,700 Shares, which represented approximately 16.6% of the Common Stock outstanding as of November 5, 1998. The Reporting Person acquired the Shares in connection with the above-described Merger. The Reporting Person has the sole power to vote and dispose of all of the Shares.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Agreement and Plan of Merger, the Issuer has agreed to effect the registration of the Shares under the Securities Act of 1933, as amended, for resale by the Reporting Person.

7        MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Merger, dated as of October 9, 1998, by and among the Issuer, Merger Sub, Bes-Pac, and the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    NOVEMBER 6, 1998
                                          --------------------------------------
                                                           (Date)

                                          /s/        RONALD J. MCCRACKEN
                                          --------------------------------------
                                                     Ronald J. McCracken

                                INDEX TO EXHIBITS

EXHIBIT NO.                         DESCRIPTION              SEQUENTIAL PAGE NO.
-----------                         -----------              -------------------

  1                Agreement and Plan of Merger, dated as            (1)
                   of October 9, 1998, by and among Hi-Rise
                   Recycling Systems, Inc., BPI Acquisition
                   Corp., Bes-Pac, Inc. and Ronald J. McCracken








--------------------------------

(1) Incorporated by reference to the Exhibit of the same number included in the Issuer's Current Report on Form 8-K, dated November 9, 1998, filed with the Commission.